Exhibit 99.1

THIRD QUARTER 2017

EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS THIRD QUARTER 2017 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q3 2017 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, August 23, 2017 — Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $2,796 million for the third quarter ended July 31, 2017, down $99 million or 3% from a year ago. Excluding an after-tax gain of $235 million from the sale of our home and auto insurance manufacturing business in the prior year, net income was up $136 million or 5%(1). Results reflect strong earnings growth in Wealth Management, Insurance excluding the prior year gain on sale(1), and Investor & Treasury Services, as well as solid earnings in Personal & Commercial Banking. These factors were partially offset by lower results in Capital Markets primarily due to less favourable market conditions.

Compared to last quarter, net income was relatively unchanged. Credit quality remains strong, with a provision for credit losses (PCL) ratio of 0.23%. We remain well-capitalized with a Common Equity Tier 1 (CET1) ratio of 10.9%. In addition, today we announced an increase to our quarterly dividend of $0.04 or 5% to $0.91 per share.

“RBC had a solid third quarter and strong results for the first nine months of the year, and we are proud to have been ranked highest in overall customer satisfaction for the second year in a row(2). I am also pleased to announce a 5% increase to our quarterly dividend as part of our commitment to deliver long-term shareholder value,” said Dave McKay, RBC President and Chief Executive Officer. “We are driving sustainable growth by further investing in our people, digital capabilities, and key markets, while leveraging our strengths in data and technology to exceed our clients’ expectations.”

• Net income of $2,796 million • Diluted EPS(3) of $1.85 • ROE(4) of 16.3% • CET1 ratio of 10.9%	i 3% i 2% i 170 bps h 40 bps	Excluding specified item(1): • Net income of $2,796 million • Diluted EPS of $1.85 • ROE of 16.3%	h 5% h 8% i 20 bps
• Net income of $2,796 million • Diluted EPS of $1.85 • ROE of 16.3% • CET1 ratio of 10.9%	g 0% g 0% i 90 bps h 30 bps
• Net income of $8,632 million • Diluted EPS of $5.67 • ROE of 17.2%	h 9% h 11% h 70 bps	Excluding specified items(1): • Net income of $8,420 million • Diluted EPS of $5.53 • ROE of 16.8%	h 10% h 11% h 80 bps

Specified items as detailed on page 3 are: In Q1 2017, our share of a gain related to the sale of the U.S. operations of Moneris to Vantiv, Inc., which was $212 million (before- and after-tax). In Q3 2016, a gain of $287 million ($235 million after-tax) from the sale of our home and auto insurance manufacturing business, RBC General Insurance Company, to Aviva Canada Inc.

Q3 2017 Business Segment Performance

Personal & Commercial Banking

Net income of $1,399 million was up $77 million or 6% from a year ago. Canadian Banking net income of $1,349 million was up $65 million or 5% compared to last year, largely reflecting volume growth of 7% partially offset by lower spreads. Higher fee-based revenue and lower PCL also contributed to the increase. These factors were partially offset by increased staff-related costs including severance and higher costs in support of business growth reflecting ongoing investments in technology and marketing costs. Caribbean & U.S. Banking net income of $50 million was up $12 million from a year ago, mainly due to lower costs and higher net interest income, partially offset by higher PCL.

Compared to last quarter, Personal & Commercial Banking net income was up $39 million or 3%. Canadian Banking net income was up $33 million or 3%, largely reflecting the positive impact of additional days in the quarter, volume growth, and higher fee-based revenue. These factors were partially offset by higher costs in support of business growth and higher staff-related costs including severance. Caribbean & U.S. Banking net income was up $6 million.

[1]	Results and measures excluding the specified items are non-GAAP measures. For further information, including a reconciliation, refer to the non-GAAP section on page 3 of this Earnings Release.
[2]	Highest In Customer Satisfaction Among the Big Five Banks, J.D. Power 2017 Canadian Retail Banking Satisfaction Study, July 2017.
[3]	Earnings per share (EPS)
[4]	Return on Equity (ROE). This measure does not have a standardized meaning under GAAP. For further information, refer to the Key performance and non-GAAP measures section of our Q3 2017 Report to Shareholders.

Wealth Management

Net income of $486 million was up $98 million or 25% from a year ago, mainly due to growth in average fee-based client assets reflecting capital appreciation and net sales, and higher net interest income reflecting the impact from higher U.S. interest rates and volume growth. These factors were partially offset by higher variable compensation on improved results, and higher costs in support of business growth.

Compared to last quarter, net income was up $55 million or 13%, mainly due to earnings from fee-based revenue reflecting higher net sales and capital appreciation, and higher net interest income reflecting the impact from higher U.S. interest rates and the favourable impact of additional days in the quarter. These factors were partially offset by higher variable compensation on improved results, and higher costs in support of business growth.

Insurance

Net income of $161 million was down $203 million or 56% from a year ago. Excluding the gain from the sale of our home and auto insurance manufacturing business in the prior year, net income increased $32 million or 25%(5), primarily reflecting higher investment-related gains.

Compared to last quarter, net income was down $5 million or 3%, largely due to higher claims costs, mainly in International Insurance, partially offset by business growth and favourable actuarial adjustments reflecting management actions and assumption changes.

Investor & Treasury Services

Net income of $178 million was up $21 million or 13% from a year ago, primarily due to increased results from foreign exchange market execution driven by higher client activity, and higher funding and liquidity results reflecting interest rate movements.

Compared to last quarter, net income was down $15 million or 8%, primarily driven by lower funding and liquidity earnings as the results in the prior quarter benefitted from tightening credit spreads as well as interest rate movements.

Capital Markets

Net income of $611 million was down $24 million or 4% from a year ago, primarily due to lower fixed income trading results reflecting reduced market volatility, higher costs related to changes in the timing of deferred compensation, and decreased results from Municipal Banking in the U.S. These factors were partially offset by higher equity trading results, a lower effective tax rate, and higher loan syndication and M&A activity.

Compared to last quarter, net income was down $57 million or 9%, primarily due to lower equity origination activity mainly in the U.S. and higher costs related to changes in the deferred compensation plan. Decreased foreign exchange trading results largely in Canada, lower loan syndication activity mainly in the U.S., and higher PCL also contributed to the decrease. These factors were partially offset by a lower effective tax rate, and higher fixed income trading results in Canada.

Corporate Support

Net loss was $39 million, largely reflecting severance costs. Net income last year was $29 million, largely reflecting asset/liability management activities. Net loss last quarter was $9 million, as asset/liability management activities were more than offset by higher legal and severance costs.

Other Highlights

Capital – As at July 31, 2017, CET1 ratio was 10.9%, up 30 bps as compared to the prior quarter, as strong internal capital generation and the favourable impact of a higher discount rate in determining our pension and other post-employment benefit obligations were partially offset by higher risk-weighted assets largely reflecting business growth.

Credit Quality – Total PCL of $320 million was up $18 million or 6% as compared to last quarter, reflecting higher provisions in Capital Markets largely driven by a couple of accounts and higher provisions in Personal & Commercial Banking related to our Caribbean and Canadian lending portfolios, partially offset by lower provisions in Wealth Management. Total PCL ratio of 0.23% was flat as compared to last quarter.

Total gross impaired loans (GIL) of $2,896 million was down $353 million from last quarter, largely driven by the impact of foreign exchange translation. The decrease in GIL was also driven by repayments and a decline in acquired credit-impaired loans related to City National, and lower GIL in the energy sector in Capital Markets. These factors were partially offset by higher impaired loans in our Canadian commercial lending portfolio. Total GIL ratio of 0.53% was down 6 bps as compared to last quarter.

[5]	Results and measures excluding the specified items are non-GAAP measures. For further information, including a reconciliation, refer to the non-GAAP section on page 3 of this Earnings Release.

Non-GAAP Measures

Results and measures excluding the specified items outlined below are non-GAAP measures:

•	In Q1 2017, our share of a gain related to the sale of the U.S. operations of Moneris to Vantiv, Inc., which was $212 million (before- and after-tax)

•	In Q3 2016, a gain of $287 million ($235 million after-tax) from the sale of our home and auto insurance manufacturing business, RBC General Insurance Company, to Aviva Canada Inc.

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined, do not have a standardized meaning under GAAP, and may not be comparable with similar information disclosed by other financial institutions. We believe that excluding these specified items from our results is more reflective of our ongoing operating results, will provide readers with a better understanding of our performance, and should enhance the comparability of our comparative periods. For further information, refer to the Key performance and non-GAAP measures section of our Q3 2017 Report to Shareholders.

Net Income, excluding specified items
	For the three months ended January 31, 2017			For the nine months ended July 31, 2017
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	Moneris Gain on Sale	Adjusted	Reported	Moneris Gain on Sale	Adjusted
Net income	$3,027	$212	$2,815	$8,632	$212	$8,420
Basic earnings per share	$1.98	$0.14	$1.84	$5.69	$0.14	$5.55
Diluted earnings per share	$1.97	$0.14	$1.83	$5.67	$0.14	$5.53
ROE	18.0%		16.7%	17.2%		16.8%

	For the three months ended July 31, 2016			For the nine months ended July 31, 2016
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	RBC General Insurance Company	Adjusted	Reported	RBC General Insurance Company	Adjusted
Net income	$2,895	$235	$2,660	$7,915	$235	$7,680
Basic earnings per share	$1.88	$0.16	$1.72	$5.15	$0.16	$4.99
Diluted earnings per share	$1.88	$0.16	$1.72	$5.13	$0.16	$4.97
ROE	18.0%		16.5%	16.5%		16.0%

Personal & Commercial Banking net income, excluding specified item
	For the three months ended January 31, 2017			For the nine months ended July 31, 2017
(Millions of Canadian dollars)	Reported	Moneris Gain on Sale	Adjusted	Reported	Moneris Gain on Sale	Adjusted
Net income	$1,592	$212	$1,380	$4,351	$212	$4,139

Canadian Banking net income, excluding specified item
	For the three months ended January 31, 2017			For the nine months ended July 31, 2017
(Millions of Canadian dollars)	Reported	Moneris Gain on Sale	Adjusted	Reported	Moneris Gain on Sale	Adjusted
Net income	$1,546	$212	$1,334	$4,211	$212	$3,999

Insurance net income, excluding specified item
	For the three months ended July 31, 2016			For the nine months ended July 31, 2016
(Millions of Canadian dollars)	Reported	RBC General Insurance Company	Adjusted	Reported	RBC General Insurance Company	Adjusted
Net income	$364	$235	$129	$672	$235	$437

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and include our President and Chief Executive Officer’s statements. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2016 Annual Report and in the Risk management section of our Q3 2017 Report to Shareholders, global uncertainty, the Brexit vote to have the United Kingdom leave the European Union, weak oil and gas prices, cyber risk, anti-money laundering, exposure to more volatile sectors, technological innovation and new Fintech entrants, increasing complexity of regulation, data management, litigation and administrative penalties, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and environmental risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this Earnings Release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2016 Annual Report, as updated by the Overview and outlook section in our Q3 2017 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2016 Annual Report and in the Risk management section of our Q3 2017 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q3 2017 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Wednesday August 23, 2017 at 8:00 a.m. (EDT) and will feature a presentation about our third quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at:

rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 5135891#). Please call between 7:50 a.m. and 7:55 a.m. (EDT).

Management’s comments on results will be posted on the RBC website shortly following the call. A recording will be available by 5:00 p.m. (EDT) from August 23, 2017 until November 28, 2017 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 6031721#).

Media Relations Contacts

Ka Yan Ng, Senior Manager, Financial Communications, kayan.ng@rbc.com, 416-974-3058

Tanis Feasby, Vice President, Communications, Wealth Management, Insurance & Finance, tanis.feasby@rbc.com, 416-955-5172

Investor Relations Contacts

Dave Mun, SVP & Head, Investor Relations, dave.mun@rbc.com, 416-974-4924

Asim Imran, Senior Director, Investor Relations, asim.imran@rbc.com, 416-955-7804

ABOUT RBC

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We have approximately 81,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 35 other countries. For more information, please visit rbc.com. RBC helps communities prosper, supporting a broad range of community initiatives through donations, community investments and employee volunteer activities. For more information please see: http://www.rbc.com/community-sustainability/

Trademarks used in this Earnings Release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this Earnings Release, which are not the property of Royal Bank of Canada, are owned by their respective holders.